Exhibit 3.8
STATE OF DELAWARE
CERTIFICATE OF AMENDMENT
OF CERTIFICATE OF INCORPORATION
OF
MATERIAL TECHNOLOGIES, INC.

MATERIAL TECHNOLOGIES, INC., (the “Corporation”) a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, DOES HEREBY CERTIFY:

FIRST:        The Board of Directors of the Corporation has duly adopted a resolution, dated September 22, 2008, setting forth a proposed amendment to the Certificate of Incorporation of this Corporation in accordance with the provisions of Section 141 of the Delaware General Corporation Law. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that Article One is hereby amended in its entirety to read:

The name of the Corporation shall be “Matech Corp.”

RESOLVED FURTHER, that Article Four is hereby amended to add the following to the end of subsection (a):  Upon the Effective Date (as defined below) of the Certificate of Amendment, each 1,000 shares of the Corporation’s Class A Common Stock then issued and outstanding shall, without any further action on the part of the holders thereof, be consolidated and automatically converted into one single share of the Corporation’s Class A Common Stock; provided that, if any shareholder would otherwise be entitled to a fractional share on such reverse stock split, such fraction shall be rounded up or down to the nearest whole share.  The Corporation’s transfer agent shall provide certificates representing the post-reverse split shares of Class A Common Stock of the Corporation in exchange for and upon receipt and surrender of certificates representing shares of the Class A Common Stock of the Corporation issued and outstanding immediately prior to the Effective Date.  From and after the Effective Date, certificates representing shares of Class A Common Stock of the Corporation issued and outstanding immediately prior to the Effective Date shall, until they are surrendered, represent only the right of the shareholders thereof to receive post-reverse split shares of the Corporation’s Class A Common Stock resulting from the reverse stock split.

SECOND:   That thereafter, pursuant to resolution of its Board of Directors, a special meeting of the stockholders of said corporation was duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD:        That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

FOURTH:    The remainder of the Certificate of Incorporation of the Corporation shall remain in full force and effect.

FIFTH:         The Effective Date of this Certificate of Amendment shall be October 3, 2008.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by it’s duly authorized officer as of this 30th day September 2008.

             /s/ Robert M. Bernstein
By:      Robert M. Bernstein, President and Chief
Executive Officer